Exhibit 4.1

SECOND AMENDMENT TO

RIGHTS AGREEMENT

This Second Amendment to Rights Agreement, effective as of September 23, 2011 (this “Amendment”), is entered into by and between Live Nation Entertainment, Inc. (formerly known as Live Nation, Inc.), a Delaware corporation (the “Company”), and The Bank of New York Mellon (formerly known as The Bank of New York), as rights agent (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement, dated as of December 21, 2005 (as amended by Amendment No 1 to the Rights Agreement, dated February 25, 2009, between the Company and the Rights Agent, the “Rights Agreement”) (capitalized terms used herein but not defined shall have the meanings ascribed to them in the Rights Agreement);

WHEREAS, the Company has entered into a Stockholder Agreement, dated February 10, 2009 (the “Stockholder Agreement”), with Liberty Media Corporation (“Liberty”) and Liberty USA Holdings, LLC;

WHEREAS, pursuant to Amendment No. 1 to the Rights Agreement, dated February 25, 2009, between the Company and the Rights Agent, the definition of “Excluded Person” in the Rights Agreement was amended to include, subject to certain limitations, the Liberty Parties (as defined in the Stockholder Agreement);

WHEREAS, Liberty has notified the Company pursuant to Section 3(c) of the Stockholder Agreement that Liberty intends to effect a split-off (the “Split-Off”) of its wholly-owned subsidiary Liberty CapStarz, Inc. (“Splitco”), as a result of which Splitco will beneficially own all of the shares of Common Stock currently beneficially owned by Liberty;

WHEREAS, upon completion of the Split-Off, as provided in the Stockholder Agreement, Splitco will be substituted for Liberty for all purposes under the Stockholder Agreement (including, without limitation, being deemed a “Liberty Party” thereunder) from and after the effective date of the Split-Off;

WHEREAS, Liberty has informed the Company that prior to the completion of the Split-Off, Liberty will change its name to “Liberty Interactive Corporation” and Splitco will change its name to “Liberty Media Corporation;”

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement, without the approval of any holder of Rights, in order to, among other things, make the provisions of the Rights Agreement inapplicable to a particular transaction pursuant to which a person would otherwise become an Acquiring Person;

WHEREAS, the Company desires to amend the Rights Agreement, on the terms set forth herein, to, consistent with the terms and conditions of the Stockholder Agreement, substitute Splitco and its Affiliates in the definition of “Excluded Person” under the Rights Agreement in place of Liberty and its Affiliates, subject to Splitco’s and its Affiliates’ compliance with the Stockholder Agreement; and

WHEREAS, all acts and things necessary to make this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects authorized by the Company and the Rights Agent.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Amendment.

(a)	Section 1(n) of the Rights Agreement shall be amended and restated, as of immediately prior to the completion of the Split-Off, in its entirety as follows:

“Excluded Person” means, as the context may require, each, any and all of the following:

(i) each Company Entity;

(ii) any Person who or that has reported Beneficial Ownership of Common Stock on Schedule 13G under the Exchange Act, but only if and for so long as: (A) such Person is the Beneficial Owner of less than 20% of the shares of Common Stock then outstanding, (B) such Person satisfies the criteria set forth in both Rule 13d-1(b)(1)(i) and Rule 13d-1(b)(1)(ii) of the General Rules and Regulations under the Exchange Act and (C) such Person has not reported and is not required to report such ownership on Schedule 13D under the Exchange Act; and

(iii) each of (A) Liberty Media Corporation, (B) LMC Events, LLC, (C) Liberty Wireless 7, Inc. and (D) each Affiliate of Liberty Media Corporation that acquires record ownership of any Equity Securities (as such term is defined in the Stockholder Agreement, dated February 10, 2009 (the “Liberty Stockholder Agreement”), among the Company, Ticketmaster Entertainment, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC) subject to the limitations and conditions set forth in the Liberty Stockholder Agreement, in the case of a Person described in (B), (C) or (D), until such time as such Person is not an Affiliate of Liberty Media Corporation or ceases to have record ownership of any Equity Securities (collectively, the “Splitco Parties”), in each case, so long as the Splitco Parties’ “Beneficial Ownership” of Equity Securities does not exceed the “Applicable Percentage” (as such terms are defined in the Liberty Stockholder Agreement); provided, that no Splitco Party shall cease to be an Excluded Person (x) by reason of a purchase of shares of Common Stock in excess of the Applicable Percentage to the extent such purchase is in a Rights Offering (as defined in the Liberty Stockholder Agreement) or an offer that was made generally available to holders of equity securities of the Company, or (y) as a result of the exercise or exchange of Rights held by a Splitco Party.

Section 2. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state; provided, however, that the rights, duties and obligations of the Rights Agent hereunder shall be governed by and construed in accordance with the laws of the State of New York.

Section 3. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 4. No Modification. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date first set forth above.

Attest:	LIVE NATION ENTERTAINMENT, INC.
By: /s/ Daniel Palumbo—	By: Michael Rowles—

Name: Daniel Palumbo Title: Vice President, Legal Affairs	Name: Michael Rowles Title: Executive Vice President, Secretary and General Counsel
Attest:	THE BANK OF NEW YORK MELLON
By: Vincent Graffeo—	By: Steven Myers—

Name: Vincent Graffeo Title: Vice President & Relationship Manager	Name: Steven Myers Title: Vice President & Relationship Manager